UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Eleventh Amendment

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

VYCOR MEDICAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

92921M203

(CUSIP Number)

Fountainhead Capital Management Limited

1 Portman House, Hue Street

St. Helier, Jersey, Channel Islands JE4 5RP

+44 (0)1534 630112

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2015

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 92921M203	13D

1.	NAMES OF REPORTING PERSONS Fountainhead Capital Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3 below)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,422,817
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,422,817
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,422,817
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9%
14.	TYPE OF REPORTING PERSON CO

EXPLANATORY NOTE

The purpose of this Schedule D filing is to update the ownership of Vycor Medical, Inc. (“the Company”) Common Stock, par value $0.0001 (“Vycor Common Shares”). On March 31, 2015 Vycor Medical, In. (“the Company”) issued 8,152 shares of Vycor Common Stock to Fountainhead in satisfaction of $15,000 of consulting fees due for the quarter ended March 31, 2015. As a result of such issue, Fountainhead’s previously-reporting holdings of Vycor Common Stock (including shares which it has the option to acquire within sixty (60) days of such date) were increased to a total of 6,422,817 shares, comprising ownership of 4,374,996 Vycor Common Shares and Warrants to purchase 2,047,821 Vycor Common Shares as follows: 343,411 shares at an exercise price of $1.88 per share prior to August 4, 2017; 397,140 shares at an exercise price of $2.05 per share prior January 2, 2017; 337,517 shares at an exercise price of $2.62 per share prior to August 4, 2017; 397,140 shares at an exercise price of $3.08 per share prior to January 2, 2017; and 572,613 shares at an exercise price of $3.08 per share prior to August 4, 2017 . Such shares, in the aggregate, comprise approximately 49.9% of the Company’s issued and outstanding shares of common stock, as adjusted for the exercise of such warrants.

This Schedule 13D is being filed by Fountainhead Capital Management Limited to disclose its ownership of approximately 49.9% of the Company’s outstanding Common Stock.

Item 1. Security and Issuer.

The name of the issuer is Vycor Medical, Inc., a Delaware corporation which has its principal offices at 6401 Congress Ave. Suite 140, Boca Raton, FL 33487. This statement relates to the Company’s common stock, $0.0001 par value per share.

Item 2. Identity and Background.

(a). This Schedule 13D is being filed by Fountainhead Capital Management Limited, a Jersey, C.I. corporation, which has its principal offices at Portman House, Hue Street, Jersey, Channel Islands, JE4 5RP (the “Reporting Person”).

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Conversion of $15,000 of accrued fees due to Fountainhead by the Company

Item 4. Purpose of Transaction.

The Reporting Person received 8,152 shares of Vycor common stock

Except as set forth in this Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person is the beneficial owner of 6,422,817 shares of the Company’s common stock, representing 49.9% of the outstanding shares of the Company’s common stock. Said amount includes all shares issuable to the Reporting Person on account of all Warrants held by the Reporting Person convertible or exercisable within sixty (60) days of the date of this report. Other than as described therein, the Reporting Person does not own any other securities of the Company. The holder believes the number of shares of the Company’s outstanding common stock to be 10,811,062 as of March 31, 2015.

(b)	The Reporting Person has the sole power to vote and dispose of the 6,422,817 shares, less the number of shares which are currently subject to issuance only upon the exercise of Warrants.

(c)	Except for the transactions described in the Explanatory Note above, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in the Explanatory Note, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2015

	By:	/s/ Gisele Le Miere
Name: Gisele Le Miere, for and on behalf of Berwin Limited, Director

	By:	/s/ Eileen O’Shea
Name: Eileen O’Shea, for and on behalf of Moulton imited, Director